VIA EDGAR

May 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Cara Wirth
Dietrich King
Aamira Chaudhry
Lyn Shenk

Re:	IWAC Holding Co Inc.
Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted November 19, 2024
CIK No. 0002033522

Ladies and Gentlemen:

IWAC Holding Co Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 17, 2024 relating to the Amendment No. 1 to Draft Registration Statement on Form S-4, filed by the Company with the Commission on November 19, 2024 (the “Amendment No. 1 to Draft Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Amendment No. 1 to Draft Registration Statement. This letter will be filed concurrently with the filing of Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”).

Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted November 19, 2024

Cover Page

1.	Please revise the cover page to disclose the following information:

•	the amount of compensation received or to be received by the SPAC Sponsor, its affiliates, and promotors in connection with the de-SPAC transaction or any related financing transaction;
•	the amount of securities issued or to be issued by the SPAC to the SPAC Sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and
•	whether the aforementioned compensation and securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction.

Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. Refer to Item 1604(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on the cover page of Amendment No. 2.

2.	Please revise to note that Btab is quoted on the OTC Pink.

Response: In response to the Staff’s comment, the Company has amended its disclosure on the cover page of Amendment No. 2.

Market, Industry and Other Data, page iv

3.	In the second paragraph on page v, we note the following three statements, which appear to attempt to disclaim responsibility for information in the prospectus:

•	"Certain estimates of market opportunity, including internal estimates of the addressable market for Btab and forecasts of market growth, included in this joint proxy statement/information statement/prospectus may prove inaccurate."
•	"Market opportunity estimates and growth forecasts, whether obtained from third- party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate."
•	"The estimates and forecasts in this joint proxy statement/information statement/prospectus relating to the size of Btab’s target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate."

Please balance these statements by disclosing prominently that the co-registrants are responsible for the contents of the prospectus, and that they believe there is a reasonable basis for the reliability and accuracy of the information they have included in the prospectus.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page v of Amendment No. 2.

Dilution, page xvii

4.	Please revise the first table on page xviii to include columns for at least four potential redemption levels that may occur across a reasonably like range of outcomes. In each column (in the bottom reconciliation of adjusted net tangible book value per share to dilution) label the net tangible book value per share row "as adjusted," include the offering price in the IPO of the SPAC in the following row, and retitle the difference between adjusted net tangible book value per share and the offering price in the IPO of the SPAC as "dilution."

Response: In response to the Staff’s comment, the Company has amended its disclosure on page xvii, xviii and xix of Amendment No. 2.

Prospectus Summary, page 1

5.	Please revise the prospectus summary to include the background and material terms of the de-SPAC transaction. In your summary of the background, in addition to any other material information, please specifically address:

•	the prior attempted business combination with Refreshing USA, LLC;
•	the Sponsor handover; and
•	the change in SPAC management.

Refer to Item 1604(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 1-3 of Amendment No. 2.

6.	On page 3, please add the ownership structure of Btab as of the date of this joint proxy statement/information statement/prospectus.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 9 and 10 of Amendment No. 2.

7.	On page 4, please expand the post-closing structure diagram to show all of the subsidiaries of the Btab businesses. To the extent the operations in Hong Kong are conducted via variable interest entities, please show this in the diagram, differentiating clearly between direct ownership and contractual relationships.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 10 of Amendment No. 2. The Company confirms that the operations in Hong Kong are not conducted via variable interest entities.

8.	Please revise the section titled "Recommendation of the Board and Reasons for the Business Combination" on page 5 to disclose the material factors that the SPAC board considered in making its determination to recommend the transaction. In addition, please disclose here that The Mentor Group provided a fairness opinion. Refer to Item 1604(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 12 of Amendment No. 2.

9.	Please revise the section titled "Compensation Received by the Sponsor" to include the amount of compensation to be received by the SPAC Sponsor, its affiliates, and promotors. Include dollar amounts where applicable, based on current trading prices or otherwise. Additionally, outside of the table, disclose the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. Refer to Item 1604(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on the cover page and pages 16-20 of Amendment No. 2.

10.	Please revise the section titled "Redemption Rights" to clarify whether shareholders may redeem their shares in connection with any proposal to extend the time period to complete a business combination. Additionally, please disclose that there is uncertainty about the total amount of redemptions that may be received and include disclosure regarding the potential impact of redemptions, including the potential impact to public shareholders that do not redeem their shares. Please note the potential dilutive impact of redemptions on non-redeeming shareholders. Refer to Item 1604(b)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 14-20 of Amendment No. 2.

11.	Please revise to include the table depicting certain redemption levels required by Item 1604(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages xvii, xviii, xix, and 18-20 of Amendment No. 2.

12.	We note your disclosure that "IWAC extended the date by which it must consummate an initial business combination by an additional twelve months until December 13, 2024 or a total of 36 months from the consummation of IWAC’s IPO." Please revise to reflect your most recent extension.

Response: In response to the Staff’s comment, the Company has amended its disclosure globally in Amendment No. 2.

13.	Please revise the description of the business of Btab Ecommerce Group, Inc. to explain the current business operations of the company in plain English. To the extent any business operations are aspirational at this time, please revise to clearly state as much. In this light, we note your disclosure on page 173 that revenues are principally generated from the sale of homeware, office furniture supplies, food supplies, grocery supplies and shipping services for the delivery of goods sold. We note that e- marketing services, e-commerce management services, and technology services generated no revenue for the most recently completed fiscal year.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages xiv, 3-4 and 189 of Amendment No. 2.

14.	Please revise to include the revenues and net losses of Btab for the periods presented in this prospectus/proxy statement and include that Btab's independent registered accountant has expressed substantial doubt about the company's ability to continue as a going concern.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 3-4 of Amendment No. 2.

Risk Factors, page 20

15.	Based on your disclosure on page F-16, it appears that the funds in your Trust Account are invested in U.S. government treasury bills and money market funds investing solely in U.S. Treasuries meeting certain conditions under Rule 2a-7 of the Act. As a result, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 53-55 of Amendment No. 2.

16.	Please add new, standalone risk factor disclosure addressing the material risks associated with your operations in the People's Republic of China. In this regard, we note for the fiscal year ended December 31, 2023, approximately 40% of your revenue came from your Hong Kong food products business.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 30 and 31 of Amendment No. 2.

Our operating results may fluctuate seasonally..., page 23

17.	We note your statement that "[f]luctuations in our quarterly operating results may cause those results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our ordinary shares to decline." Please revise to state whether you currently have quarterly financial guidance or other projections, and to the extent you do, please revise to include them, as appropriate.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 33 of Amendment No. 2.

We have a limited operating history as a public company..., page 24

18.	Please revise to state the exchange upon which Btab shares currently trade.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 34 of Amendment No. 2.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability, page 26

19.	We note that certain of your agreements may expose you to uncapped liability and some indemnity provisions survive termination or expiration of the agreement. Please revise to identify such agreements with third parties.

Response: In response to the Staff’s comment, the Company has removed such disclosure as the Company has not entered into such agreements.

We must successfully maintain, scale and upgrade our information technology systems..., page 27

20.	We note your statement that "we are in the process of implementing, and will continue to invest in and implement, significant modifications and upgrades to our information technology systems and procedures." Please revise to quantify such costs.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 36 and 37 of Amendment No. 2.

We have limited business insurance coverage..., page 28

21.	We note your statement that your business insurance is limited to covering business premise and its contents. Please clarify to state whether this is physical property insurance or otherwise. To the the extent that you do not have business insurance for any of your other operations, employees, etc., please revise to state as much and disclose the associated risks.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 37 and 38 of Amendment No. 2.

An active market for Pubco's securities may not develop..., page 32

22.	Please revise to acknowledge the risk of Pubco's securities being de-listed from NYSE in connection with the extension date of your business combination.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 42 and 52 of Amendment No. 2.

Pubco may redeem unexpired Public Warrants prior to their exercise..., page 34

23.	Please revise to state the current trading price of Pubco Public Warrants and the likelihood that you will redeem such Public Warrants.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 44 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 66

24.	Please revise the pro formas starting on page 70 to include columns for the financial information for IWAC Holding Company Inc. ("Pubco"), as it is the registrant and thus required.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 81-83 of Amendment No. 2.

Background of the Business Combination, page 102

25.	We note your statement that "Representatives of IWAC contacted and were contacted by a number of individuals and entities who offered to present potential acquisition opportunities to IWAC across a wide array of health, nutrition, fitness, wellness and beauty sectors and the products, devices, applications and technology driving growth within these verticals technology, with a focus on the U.S. and the European markets." Please revise to state the total number of individuals and entities who offered to present potential acquisition opportunities to IWAC and state the number of individuals/entities in each business category. Additionally, please name the individuals of IWAC who contacted individuals/entities. State the number of entities that were included on the high priority potential target list and give more detail as to the criteria that made such entities appealing (size, profitability, cash requirements, readiness, and willingness, etc.). Describe in further detail how you narrowed the scope of your potential acquisition targets each time there was a decline in number of targets. Additionally, please revise to state the exact number of non-disclosure agreements signed.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 112-116 of Amendment No. 2.

26.	We note your description of the prior potential business combination with Refreshing USA, LLC, including that the merger was terminated by IWAC. Please revise to state the conditions to the closing that were not met by the outside date. Additionally, please revise to include the costs and fees associated with the potential business combination with Refreshing USA, LLC, including a breakdown of any costs or fees allocated per party and note if any amounts are currently outstanding or to be paid upon completion of the current business combination.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 119 of Amendment No. 2.

27.	Please revise to include an explanation of any material differences in the rights of SPAC and Btab security holders as compared with security holders of the combined company as a result of the de-SPAC transaction. Refer to Item 1605(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 128-143 of Amendment No. 2.

Description of negotiation process with candidates other than Btab, page 102

28.	We note your statement that representatives of IWAC engaged in discussions with financial advisors, consulting firms, and companies. If any of the consulting firms were The Mentor Group, or any of Btab's financial advisors or consulting firms, please revise to state as much.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 112 of Amendment No. 2.

29.	Please revise to include the monetary value and any amounts paid or to be paid in connection with the Sponsor Handover. Also, describe how management of IWAC was chosen, specifically Suren Ajjarapu and Matthew Malriat, who ultimately served on the Btab Special Committee.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 119-122 of Amendment No. 2.

Description of negotiation process with Btab, page 109

30.	We note your statement that "IWAC valued Btab at a pre-transaction enterprise value of $250 million." Please revise to state who at IWAC initially determined the valuation, including a description of any underlying bases or assumptions used in valuing Btab. Additionally, please disclose any negotiation or discussion surrounding the amount of consideration to be received in the business combination. We also note that "[p]ursuant to the Btab LOI, the consideration for the transaction was initially proposed to consist of 25,000,000 IWAC Class A ordinary shares plus the holders of Btab’s preferred stock would also receive 10,000,000 IWAC preferred shares, each with 100 votes per share, however such shares would be without economic value. In addition, the shareholders of Btab would have the right to receive a contingent earnout of up to an additional 30,000,000 IWAC Class A ordinary shares, issuable in three tranches of 10,000,000 each upon the combined company achieving certain to be determined revenue targets." Please revise to discuss how this initial valuation was determined, including who made such initial determinations and what bases or assumptions were used in coming up with this valuation. Please revise to discuss the evolution of the consideration to ultimately be received in the business combination.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 120-124 of Amendment No. 2.

31.	Please revise to provide the material details of all discussions, negotiations, etc. between the companies. For example, please provide additional detail on the discussions that occurred on March 14, 2024 and March 22, 2024 and identify the ancillary documents sent to NMRS on May 11, 2024.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 120-122 of Amendment No. 2.

32.	We note that Binson Lau is the Chairman of IWAC and the Chief Executive Officer of Btab. We also note that IWAC and Btab entered into a non-binding LOI on February 8, 2024; however, the conflict was not discussed until March 25, 2024 and the special committee was not formed until April 30, 2024. Please provide additional detail on the timeline to form a special committee, in light of the fact that the LOI was executed one week after Binson Lau took over as the Chairman of IWAC.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 121 of Amendment No. 2.

33.	We note that the Business Combination Agreement was approved by the full Board on May 29, 2024. We also note that the Special Committee met on the same day, in advance of the full Board meeting. With respect to the Special Committee meeting, please revise to explain the status of the transaction documents and due diligence and name all of the ancillary documents considered at that meeting. Please also disclose the factors that the Special Committee considered in recommending the transaction. Additionally, please name all the related agreements approved by the Special Committee and disclose the consideration and terms that were agreed to and recommended to the full Board. Further, please explain why the Special Committee did not wait for the fairness opinion from Mentor in issuing their recommendation, even though it appears that The Mentor Group presented to the full Board immediately after the Special Committee meeting and a copy of the fairness opinion was distributed to the full Board in advance of its meeting.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 122 of Amendment No. 2.

34.	We note your statement that "IWAC rendered its oral opinion to the Board (which was confirmed in writing by delivery of Mentor’s written opinion dated May 30, 2024), that, the Business Combination was fair to the shareholders of IWAC from a financial point of view." Please revise to clarify whether The Mentor Group (not IWAC) rendered its oral opinion to the Board. We also note that in discussing the opinion "[t]he IWAC Board members asked a number of questions to the representatives of Mentor related to the methodology and analysis included in their process and assessment." Please revise to summarize the material questions and responses between the Board and The Mentor Group.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 123 of Amendment No. 2.

35.	We note that "[a]fter considering the proposed terms of the Business Combination Agreement, and the related ancillary documents and taking into account the other factors described below under the caption "Recommendation of the Board and Reasons for the Business Combination," the IWAC Board unanimously approved the Business Combination Agreement, the ancillary documents and the Business Combination." Please revise to clearly disclose which ancillary documents were approved.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 123 of Amendment No. 2.

36.	We note that on July 16, 2024, Btab and IWAC agreed to change the structure of the Business Combination to a "double dummy" structure. Please revise to:

•	explain what you mean by a double dummy structure;
•	state the reason for the change in structure; and
•	summarize the material changes within the "several drafts" of the Business Combination Agreement exchanged between July 28 and August 12, 2024.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 123 of Amendment No. 2.

Sponsor Handover, page 109

37.	Please disclose how IWAC and/or the Prior Sponsor was initially introduced to Sriram Associates, LLC and disclose any discussions and negotiations surrounding the Sponsor Handover.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 119-121 of Amendment No. 2.

Recommendation of the Board and Reasons for the Business Combination, page 111

38.	Please revise to include the disclosure required by Item 1606(c)-(e) of Regulation S- K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages xxi, 12 and 121-123 of Amendment No. 2.

39.	We note the following statements in this section. Please revise and/or clarify as noted below.

•	"Certain stakeholders of Btab have agreed to be subject to 180-day lockup." Please revise to name the stakeholders and the number of shares subject to lock- up. Please revise the Background section to include a discussion of the lockup agreement and any material discussions or negotiations in connection with entering into such agreements.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 122 and 125 of Amendment No. 2.

•	"The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between the Special Committee and Btab." Please identify the specific financial and other terms of the Business Combination Agreement that you are referencing here. Specifically, please state whether the Board considered the consideration.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 125 of Amendment No. 2.

•	"Macroeconomic Risks. Macroeconomic uncertainty, and the effects it could have on Btab’s business plan post-Closing." Please revise to state the specific uncertainties and to the extent necessary, update the Risk Factors as appropriate.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 125 of Amendment No. 2.

•	"Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination." Please indicate whether there is any specific action or pending action, or whether the Board considered this generally. To the extent necessary, update the Legal Proceedings as appropriate.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 126 of Amendment No. 2.

Additionally, to the extent that the Board considered the Fairness Opinion, please revise to state as much. If it did not, please revise to state as much. Refer to Item 1606(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 125 of Amendment No. 2.

Interests of Btab's Directors and Officers in the Business Combination, page 115

40.	We note that this section does not include any substantive information. Please revise to include the interests of Btab's Directors and Officers in the Business Combination.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 143 and 144 of Amendment No. 2.

Certain Unaudited Projected Financial Information, page 116

41.	Please revise to provide the date that the projected financials were prepared and the date that such projections were delivered to The Mentor Group.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 146 of Amendment No. 2.

42.	We note your statement that "Btab’s management determined five years to be a reasonable period to forecast estimated revenues because [Btab’s management believes that five years would be a reasonable period of time for Btab’s product and service offerings to be well-developed and integrated into the market and for Btab to have established brand recognition among customers, vendor and suppliers]." Please revise to include specifics as to the products and service offerings that would be well- developed and integrated into the market at the five year mark. Also revise to indicate how brand recognition among customers, vendors and suppliers would impact the financial forecast.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 145-146 of Amendment No. 2.

43.	We note your statement that "[t]he assumptions incorporated in the financial projections are not based on Btab’s historical financial performance, but rather on the projections and estimates of Btab’s management derived from management experience and industry information, including information applicable to established companies and related industries, which are not representative of Btab’s expected business upon consummation of the Business Combination and may not be representative of Btab’s future plans or performance."

•	Please elaborate on this and include specifics of what management experience and industry information was used to create the financial projections.
•	Please explain what information from established companies in related industries Btab's management used and identify such companies and related information here.

•	Please revise to disclose all material bases for the projections and all material assumptions underlying the projections, as well as any material factors that may affect such assumptions. As examples only, please state the assumptions underlying the increases in revenues over the years (we note that revenue for product supply and online stores is projected to increase from $9.1 million for the year ended December 31, 2023 to $646 million for the year ended December 31, 2028), include a description underlying the substantial projected revenue growth in 2025 and 2026, state the basis for the addition of additional revenue streams for the year ended December 31, 2025, as compared to any later year, etc.

Finally, please add a new risk factor to address the risk that the projected results may be unrealistic and may have resulted in inflated valuation conclusions. Refer to Item 1609(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 32-33, and 147-149 of Amendment No. 2.

44.	We note your statement that "[t]he financial projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments." Please note whether Btab will be revising such projections leading up to the business combination. If not, please revise to state as much.

Response: In response to the Staff’s comment, the Company clarifies that Btab may revise and update these financial projections prior to the consummation of the business combination to reflect the most current available data, updated operating assumptions, and any material changes to its strategic plans or commercial pipeline. Any such revised projections, if material, will be appropriately disclosed in an amendment via a subsequent filing.

45.	We note your statement that "[t]he financial projections are subjective in many respects. As a result, there can be no assurance that the financial projections will be realized or that actual results will not be significantly higher or lower than estimated. The IWAC Board considered, and recognized as part of its review and evaluation, the possibility that some of the assumptions underlying the projections would not materialize." Please revise to explain specific subjective aspects and which assumptions underlying the projections the IWAC Board considered may not materialize.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 151-152 of Amendment No. 2.

Opinion of the Mentor Group, page 120

46.	We note that The Mentor Group opined that "the $250,000,000 equity value of Btab pursuant to the Business Combination Agreement was fair from a financial point of view to the public shareholders of IWAC. Please revise to explicitly state whether the fairness opinion considered the fairness of the consideration to be offered to security holders of the SPAC, the SPAC sponsor, or the target company. Refer to Item 1607(a)(3) and Item 1607(a)(4) of Regulation S-K. Also, please clarify whether the SPAC or SPAC Sponsor determined the amount of consideration to be paid to Btab and its security holders, or the valuation of Btab, or whether the Mentor Group recommended such amount. Refer to Item 1607(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 152 of Amendment No. 2.

47.	We note that in arriving at its opinion, The Mentor Group "[p]erformed such other analyses, reviewed such other information and considered such other factors as The Mentor Group deemed appropriate." Please revise to disclose such other analyses and other information here.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 152 of Amendment No. 2.

48.	We note your statement on page 123 that "The Mentor Group performed a variety of financial and comparative analyses for purposes of rendering its opinion." To the extent that The Mentor Group used analyses other than the disclosed Comparative Company Analysis and Discounted Cash Flow Analysis, please revise to include such analyses here. We also note your statement on page 124 that "[i]n performing its analyses, The Mentor Group made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Btab. These include, among other things, the impact of competition on Btab’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Btab, or the industry, or in the financial markets in general." Please revise to disclose such assumptions. Finally, we note the statements that "The Mentor Group considered the results of all of its analyses as a whole and attributed particular weights to several of the analyses or factors it considered" and "[i]n addition, The Mentor Group may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions." Please revise to disclose the particular weights assigned to the analyses or factors it considered.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 155 and 156 of Amendment No. 2.

Comparable Company Analysis, page 122

49.	For each of the companies identified in the Comparable Company Analysis, please disclose the historical, current, and prospective financial information, ratios and public market multiples as well as the similar business and operating characteristics identified by The Mentor Group. Additionally, to the extent that The Mentor Group identified operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, please revise to state as much as well. Finally, we note the statement that the companies were chosen based on The Mentor Group's "knowledge of the industry." Please elaborate and advise whether any of the companies were chosen based on The Mentor Group's knowledge, as compared to the categories listed above.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 153 of Amendment No. 2.

50.	We note the reference to the "Btab Ecommerce Financial Model 04.04.2024.xlsx." However, we note the statement on page 121 that The Mentor Group relied on the "above-referenced financial projections," which appear to have been provided on February 10, 2024. To the extent that The Mentor Group relied upon a separate financial model, please revise to state as much and include the relevant financial model in the disclosure. Upon review of any additional financial models, we may have additional comments.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 146 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences ...., page 124

51.	We note your discussion of U.S. federal tax consequences of the merger in this section. It appears that the tax consequences of the receipt of Pubco Warrants in the business combination are material to investors and a representation as to the tax consequences are set forth in the filing. Please revise to note that the representations with respect to the Pubco Warrants are the opinion of counsel. Refer to Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 159 of Amendment No. 2.

BTAB's Business, page 157

52.	Please substantially revise the disclosure in this section to provide the information required by Item 101 of Regulation S-K, in narrative form, with a focus on Btab's current operating business, including its four reportable segments: Australia-owned manufactured furniture, Australia third-party produced furniture and home goods, Hong Kong food products (import and export), and Other (technology and e- commerce services). In this light we note your disclosure on page 173 that no revenues have been generated for the years ended December 31, 2023 and 2022 in the online marketing services, e-commerce management services, and technology services. Accordingly, please revise the description of the business to clearly differentiate between the company's current operations and any business products or services that are aspirational and include any anticipated roll-out timelines for such aspirational operations, to the extent known. Finally, to the extent they exist and are material, please address material differences between your operations in Australia and your operations in the People's Republic of China, such as, for example, difference in regulation, oversight, market opportunity and growth.

Response: In response to the Staff’s comment, the Company has amended its disclosure on beginning on page 189 of Amendment No. 2.

53.	We note various descriptions of Btab's business such as "unique value proposition," "its innovative e-commerce distribution platforms, designed to empower customers to establish and expand their online presence effortlessly," and "highly- efficient." Please provide additional context for these statements, and others throughout this section, so that investors can better understand the advantages you believe your business enjoys, as compared to competitors and/or industry standards.

Response: In response to the Staff’s comment, the Company has removed such references in its business section disclosure beginning on disclosure on page 189 of Amendment No. 2.

54.	Please provide additional detail on the strategic acquisition of underperforming companies, including how you measure such underperformance and state the number of underperforming businesses that you have acquired since 2022. Please also provide additional detail on the third-party providers that you regularly partner with. To the extent you have material agreements with such parties, please revise to state as much, summarize the material terms and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 201 of Amendment No. 2.The Company respectfully advises the Staff that it has evaluated its agreements with third-party providers, and confirms that such agreements have been entered into in the ordinary course of business and are not material to the Company. Accordingly, the Company does not believe that disclosure of such agreements or filing them as exhibits is required under Item 601(b)(10) of Regulation S-K. However, should the Company determine, upon further review or based on the Staff’s guidance, that any agreement falls outside the ordinary course of business, it will amend the registration statement accordingly in a subsequent filing.

Industry Trends, page 159

55.	Please revise to provide sources for each of the claims that you make in this section. Where you do include citations, please revise to fully cite the sources you are referencing. For example, please include the related article or report names, as appropriate. We also note that you cite to a number of reports in this section. To the extent that you have commissioned any of these reports, please revise to state as much and file a consent. Refer to Rule 436 of the Securities Act of 1933. Additionally, a number of your statements in this section are related to ecommerce platforms generally and not specific to your revenue generating business lines in the homeware, office furniture supplies, food supplies, grocery supplies and shipping services. Please revise to tailor your disclosure to you business, as appropriate.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 192, 193, 194, and 196 of Amendment No. 2.

Market size and opportunity, page 160

56.	We note your statement that "[w]e believe our total addressable market is materially larger than ecommerce platform spend due to the additional revenue share that we earn from our technology partner ecosystem." Please elaborate on this statement, especially in light of the fact that you have not generated revenues from online marketing services, e-commerce management services, technology services in the years ended December 31, 2023, and 2022.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 196 of Amendment No. 2.

Business Strategy, page 163

57.	We note your growth strategy. Please revise to:

•	Define "new user." Please clarify if you have separate definitions of resellers and users and speak to the relative "bases" of each.
•	Elaborate on the interactive and entertaining features that you plan to employ in order to drive greater reseller and user engagement.
•	Explain how increased engagement leads to increased monetization, including an explanation of your data science, types of discounts and values offered, elaborate on ease of use.
•	Explain how you will fund the diversification of revenue streams, strategic acquisitions and integrations, investments in marketing and customer acquisition, and continuous innovation and R&D. If there is a timeline for the roll- out of each of these initiatives, please revise to state as much and estimate the costs required, if applicable.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 198-201 of Amendment No. 2.

Government Regulations, page 169

58.	It appears that the majority of the disclosure in this section focuses on regulation within the United States, despite the fact that your operations appear to be in Australia and Hong Kong. Please revise to include the applicable government regulations as they relate to your current operations.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 204 of Amendment No. 2.

Intellectual Property, page 169

59.	Please revise to briefly describe your intellectual property, including the duration. Refer to Item 101 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Btab is in the process of finalizing a comprehensive summary of its material intellectual property assets, including a description of its proprietary technologies, trademarks, domain names, and associated protection measures. Btab intends to provide this information, including the duration of protection for registered trademarks in a subsequent filing.

Index to Consolidated Financial Statements of Btab's Ecommerce Group, Inc.

Note 10. Related Party Transactions

Related party receivables and payables , page F-51

60.	In the narrative portion you state that on December 31, 2023 and 2022, related party loan receivables totaled $2,573,141 and $4,156,634 respectively, and related party payables totaled $841,171 and $861,118 respectively. However, the total per the tables that follow don’t agree; they show on December 31, 2023 and 2022 that related party loan receivables totaled $(1,040,760) and $1,083,349 respectively, and related party payables totaled $563,797 and $(227,107) respectively. Please advise or revise accordingly.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 256, F-52 and F-62 of Amendment No. 2.

Signatures, page II-5

61.	Please revise the signature pages to include the name of each of the respective companies.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page II-5 and II-6 of Amendment No. 2.

General

62.	Please revise to include the disclosure required by Item 1603 of Regulation S-K for your Sponsor, and to the extent relevant, for the Prior Sponsor. Throughout the prospectus/proxy statement, please revise to use consistent defined terms for the Sponsor and Prior Sponsor. It appears that certain required disclosure has not been included for the Sponsor, including the information required by Item 1603(a)(2)-(9) and Item 1603(c). In that light, please identify the controlling persons of the SPAC Sponsor, and disclose as of the most recent practicable date the persons who have direct and indirect material interests in the SPAC Sponsor, as well as the nature and amount of their interests. Disclose any related conflict of interests, as well as the fiduciary duties of each officer and director of the SPAC to other companies to which they have fiduciary duties. Please also disclose any circumstances or arrangements under which the SPAC Sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of the SPAC, or that have resulted or could result in the surrender or cancellation of such securities. In addition, disclose the nature and amounts of any reimbursements to be paid to the SPAC Sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction. In including such disclosure, please ensure that you include a description of the material details related to the Sponsor Handover and include the nature and amounts of any reimbursements to be paid to the Prior Sponsor as well as the SPAC Sponsor. Refer to Item 1603(a)(6).

Response: In response to the Staff’s comment, the Company has amended its disclosure globally in Amendment No. 2.

63.	We note that you are currently listed on NYSE and Section 102.06(e) of the Listed Company Manual states that "the AC will be liquidated if no Business Combination has been consummated within a specified time period not to exceed three years. The Exchange will promptly commence delisting procedures with respect to any AC that fails to consummate its Business Combination within (i) the time period specified by its constitutive documents or by contract or (ii) three years, whichever is shorter." Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from NYSE after the three year window ends on December 13, 2024. Please disclose the risks of non-compliance with this rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 2-3 and 52 of Amendment No. 2.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Jessica Yuan at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Suren Ajjarapu

Suren Ajjarapu, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP